

January 13, 2026

James Frakes
Chief Executive Officer
Aethlon Medical, Inc.
11555 Sorrento Valley Road
Suite 203
San Diego, CA 92121

      Re: Aethlon Medical, Inc.
          Registration Statement on Form S-1
          Filed January 7, 2026
          File No. 333-292598

Dear James Frakes:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Dennis Doucette